Exhibit 99.3

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie Industries plc’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the consolidated financial statements. Except as otherwise indicated in this Management’s Analysis of Results, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie,” the “Company,” “we,” “our,” or “us.” Definitions for certain capitalized terms used in this Management’s Analysis of Results can be found in the sections titled “Definitions and Other Terms” and “Non-GAAP Financial Measures.”

This Management’s Analysis of Results includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (“US GAAP”). These non-GAAP financial measures should not be considered to be more meaningful than the equivalent US GAAP measures. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management’s Analysis of Results, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the section titled “Non-US GAAP Financial Measures.” In addition, this Management’s Analysis of Results includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies. Since James Hardie prepares its consolidated financial statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s consolidated financial statements to the equivalent non-US GAAP financial measure used in this Management’s Analysis of Results. See the section titled “Non-US GAAP Financial Measures.”

These documents, along with an audio webcast of the Management Presentation on 18 May 2017, are available from the Investor Relations area of our website at http://www.ir.jameshardie.com.au

NOTE TO THE READER:

As of 30 June 2016, the Company changed its reportable operating segments. Previously, the Company reported on three operating segments: (i) North America and Europe Fiber Cement, (ii) Asia Pacific Fiber Cement, and (iii) Research and Development. As of 30 June 2016, the Company began reporting on four operating segments: (i) North America Fiber Cement, (ii) International Fiber Cement, (iii) Other Businesses, and (iv) Research and Development. The significant changes to how certain businesses are reported in the new segment structure are as follows: (i) our European business is now reported in the International Fiber Cement segment, along with the other businesses that were historically reported in the Asia Pacific Fiber Cement segment; and (ii) business development, including some non-fiber cement operations, such as our windows business in North America, are now reported in the Other Businesses segment as opposed to previously being reported in the North America and Europe Fiber Cement segment. The Company has provided its historical segment information for the fourth quarter and full year ended 31 March 2016 to be consistent with the new reportable segment structure. The change in reportable segments had no effect on the Company’s financial position, results of operations or cash flows for the periods presented. Readers are referred to Note 17 of our consolidated financial statements for further information on our segments.

Media/Analyst Enquiries:

Jason Miele

Vice President, Investor and Media Relations

Telephone:	+61 2 8845 3352

Email:	media@jameshardie.com.au

James Hardie Industries plc

Results for the 4th Quarter and Full Year Ended 31 March

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY17	Q4 FY16	Change %	FY17	FY16	Change %
Net sales	$494.3	$435.8	13	$1,921.6	$1,728.2	11
Cost of goods sold	(333.5)	(275.7)	(21)	(1,246.9)	(1,096.0)	(14)
Gross profit	160.8	160.1	-	674.7	632.2	7

Selling, general and administrative expenses	(75.9)	(68.7)	(10)	(291.6)	(254.2)	(15)
Research and development expenses	(8.1)	(8.1)	-	(30.3)	(29.5)	(3)
Asbestos adjustments	1.4	(27.0)		40.4	5.5
EBIT	78.2	56.3	39	393.2	354.0	11

Net interest expense	(7.2)	(6.4)	(13)	(27.5)	(25.6)	(7)
Other income (expense)	0.1	(1.9)		1.3	2.1	(38)
Operating profit before income taxes	71.1	48.0	48	367.0	330.5	11
Income tax expense	(26.6)	(19.2)	(39)	(90.5)	(86.1)	(5)
Net operating profit	$44.5	$28.8	55	$276.5	$244.4	13

Earnings per share - basic (US cents)	10	6		62	55
Earnings per share - diluted (US cents)	10	6		62	55

Volume (mmsf)	704.5	630.9	12	2,702.6	2,450.1	10

Net sales for the quarter and full year increased 13% and 11% from the prior corresponding periods to US$494.3 million and US$1,921.6 million, respectively. For both periods net sales were favorably impacted by higher sales volumes in the North America Fiber Cement segment and higher sales volumes and a higher average net sales price in the International Fiber Cement segment.

Gross profit of US$160.8 million for the quarter and US$674.7 million for the full year was flat and increased 7%, respectively, when compared with the prior corresponding periods. Gross profit margin of 32.5% for the quarter and 35.1% for the full year decreased 4.2 percentage points and 1.5 percentage points, respectively, when compared with the prior corresponding periods.

Selling, general and administrative (“SG&A”) of US$75.9 million for the quarter and US$291.6 million for the full year increased 10% and 15%, respectively, when compared with the prior corresponding periods. The increase primarily reflects increased investment in headcount and market development programs.

Research and development (“R&D”) expenses for the quarter and full year were flat and increased 3% from the prior corresponding periods, primarily due to an increase in the number of R&D projects being undertaken by the R&D team.

Asbestos adjustments for both the quarter and full year were favorable compared to prior corresponding periods. For the full year, the primary driver is the US$38.6 million favorable movement in the actuarial adjustment recorded at year end in line with KPMGA’s actuarial report and the US$1.8 million favorable impact of the depreciating AUD/USD spot exchange rate between balance sheet dates.

Other income (expense) for the quarter and full year reflects gains and losses on interest rate swaps and unrealized foreign exchange gains and losses. The full year fiscal 2016 results also include the gain on the sale of the Australian pipes business, which was sold in the first quarter of the prior year.

Net operating profit for the quarter increased compared to the prior corresponding period, primarily due to the favorable movement of asbestos adjustments, partially offset by an increase in SG&A expenses. Net operating profit for the full year increased compared to the prior corresponding period, primarily due to an increase in the underlying performance of the operating business units and the favorable movement of asbestos adjustments, partially offset by an increase in SG&A expenses.

North America Fiber Cement Segment

 Operating results for the North America Fiber Cement segment were as follows:

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY17	Q4 FY16	Change	FY17	FY16	Change
Volume (mmsf)	578.6	518.0	12%	2,215.4	1,969.2	13%
Average net sales price per unit (per msf)	US$662	US$658	1%	US$665	US$669	(1%)

Net sales	387.7	345.8	12%	1,493.4	1,335.0	12%
Gross profit			(4%)			3%
Gross margin (%)			(5.5 pts)			(3.1 pts)
EBIT	76.1	85.4	(11%)	343.9	352.2	(2%)
EBIT margin (%)	19.6	24.7	(5.1 pts)	23.0	26.4	(3.4 pts)

Net sales for the quarter were favorably impacted by higher volumes. Net sales for the full year were favorably impacted by higher volumes, partially offset by a slightly lower average net sales price. The increase in our sales volume for both the quarter and the full year, compared to the prior corresponding periods, was driven by growth in both the repair and remodel and new construction markets and continued improvement in our commercial execution resulting in improved market penetration.

For the full year our average net sales price decreased slightly as a result of maintaining current strategic pricing levels and the ongoing execution of our tactical pricing strategies.

We note that there are a number of data sources that measure US housing market growth, most of which have reported mid to high single-digit growth in recent quarters when compared to prior corresponding periods. However, at the time of filing our results for the quarter and full year ended 31 March 2017, only US Census Bureau data was available. According to the US Census Bureau, single family housing starts for the quarter were 180,600, or 6% above the prior corresponding period, and for full year ended 31 March 2017, single family housing starts were 791,100, or 6% above the prior corresponding period.

While we have provided US Census Bureau data above, we note that this data can be different than other indices we use to measure US housing market growth, namely the McGraw-Hill Construction Residential Starts Data (also known as Dodge), the National Association of Home Builders and Fannie Mae.

The change in gross margin for the quarter and full year can be attributed to the following components:

For the Three Months Ended 31 March 2017:
Higher average net sales price	0.4 pts
Higher start up costs	(1.5 pts)
Higher production costs	(4.4 pts)

Total percentage point change in gross margin	(5.5 pts)

For the Full Year Ended 31 March 2017:
Lower average net sales price	(0.5 pts)
Higher start up costs	(0.9 pts)
Higher production costs	(1.7 pts)

Total percentage point change in gross margin	(3.1 pts)

Gross margin for the quarter and full year decreased 5.5 percentage points and 3.1 percentage points compared to the prior corresponding periods, respectively, primarily as a result of higher production and startup costs. The higher production costs resulted from unfavorable plant performance and higher freight costs. Plant performance was unfavorable for both the quarter and full year as a result of elevated spend and production inefficiencies. The higher startup costs were due to the acceleration of certain capacity projects, combined with inefficient startup programs.

The increase in SG&A expense for the quarter and full year was driven by an increase in our headcount in an effort to build and align organizational capability with our anticipated growth, as well as, increased spending on our market development programs. As a percentage of sales, SG&A decreased by 0.3 percentage points and increased by 0.4 percentage points for the quarter and full year, respectively, when compared to prior periods. The decrease in SG&A as a percentage of sales during the quarter reflects the timing of headcount additions made late in fiscal year 2016, and the continued growth of net sales.

EBIT for the quarter decreased 11%, driven by a 4% decrease in gross profit and a 9% increase in SG&A. EBIT for the full year decreased 2%, driven by a 15% increase in SG&A, offset by a 3% increase in gross profit.

EBIT margin for the quarter and full year decreased 5.1 percentage points and 3.4 percentage points to 19.6% and 23.0%, respectively, when compared to the prior corresponding periods, driven primarily by the increase in production costs, as described above.

International Fiber Cement Segment

The International Fiber Cement Segment is comprised of the following businesses: (i) Australia Fiber Cement, (ii) New Zealand Fiber Cement, (iii) Philippines Fiber Cement, and (iv) Europe Fiber Cement.

Operating results for the International Fiber Cement segment in US dollars were as follows:

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY17	Q4 FY16	Change %	FY17	FY16	Change %
Volume (mmsf)	125.9	112.9	12%	487.2	480.9	1%
Volume (mmsf) excluding[1]	125.9	112.9	12%	487.2	471.1	3%
Average net sales price per unit (per msf)	US$757	US$706	7%	US$775	US$729	6%
Average net sales price per unit (per msf)[1]	US$757	US$706	7%	US$775	US$734	6%

Net Sales	102.8	86.9	18%	411.8	379.4	9%
Gross Profit			25%			21%
Gross Margin (%)			1.9 pts			3.9 pts
EBIT	23.6	19.5	21%	95.1	77.9	22%
EBIT excluding[2]	23.6	19.5	21%	95.1	78.4	21%
EBIT Margin (%)	23.0	22.4	0.6 pts	23.1	20.5	2.6 pts
EBIT Margin excluding (%)[2]	23.0	22.4	0.6 pts	23.1	20.7	2.4 pts

1 Excludes Australian Pipes business sold in the first quarter of fiscal year 2016

2 Excludes New Zealand weathertightness claims

Volume for the quarter increased 12%, primarily driven by volume growth in our Australian, New Zealand and European businesses.

Net sales for the quarter increased 18% compared to the prior corresponding period, primarily due to higher volume and higher average net sales price. Average net sales price in US dollars was primarily driven by favorable product and geographic mix, and the effects of our annual price increase across the businesses.

Volume for the full year increased 1% compared to the prior corresponding period, primarily driven by volume growth in our Australian, New Zealand and European businesses, partially offset by the sale of the Australian Pipes business at the end of the first quarter of fiscal year 2016 and lower volumes in the Philippines. Excluding the Australian Pipes business, volume increased 3%, attributable to higher volumes in Australia, New Zealand and Europe, partially offset by lower volume in the Philippines due to the penetration of competitor imports within the Philippines market.

Net sales for the full year increased 9% compared to the prior corresponding period, and 10% excluding Australian Pipes. The increase in net sales excluding Australian Pipes was primarily driven by the Australian and New Zealand businesses which had a higher average net sales price along with higher volumes. Average net sales price in US dollars was primarily driven by favorable product and geographic mix, and the effects of our annual price increase across the businesses.

The change in gross margin for the quarter and full year can be attributed to the following components:

For the Three Months Ended 31 March 2017:
Higher average net sales price and mix	0.7 pts
Lower production costs	1.2 pts

Total percentage point change in gross margin	1.9 pts

For the Full Year Ended 31 March 2017:
Higher average net sales price and mix	1.7 pts
Lower production costs	2.2 pts

Total percentage point change in gross margin	3.9 pts

For the quarter and full year, production costs for the segment were favorable primarily due to the lack of Carole Park start-up costs in the current period compared to the prior corresponding period and favorable plant performance, partially offset by higher freight and fixed costs.

EBIT for the quarter and full year increased by 21% and 22%, respectively, when compared to the prior corresponding period, to US$23.6 million and US$95.1 million, respectively, due to the increase in gross profit described above, partially offset by higher SG&A expenses. The increase in SG&A was driven by an increase in headcount in an effort to build and align organizational capability with anticipated demand growth, as well as, increased spending on our market development programs.

Country Analysis

Australia

Net sales for the quarter and full year increased primarily due to higher average net sales price and increased volume. The key drivers of net sales growth were favorable conditions in our addressable markets and market penetration, combined with the favorable impact of our price increase and favorable product mix.

For the quarter and full year, production costs were lower, driven by lower start-up costs in the current periods compared to the prior corresponding periods associated with our new Carole Park sheet machine, favorable plant performance and lower input costs, partially offset by higher freight and fixed costs.

EBIT for the quarter and full year increased by 23% and 31%, respectively, compared to the prior corresponding periods, driven by improved gross profit, partially offset by higher SG&A expenses related to marketing and employee costs.

According to Australian Bureau of Statistics data, approvals for detached houses, which are a key driver of the Australian business’ sales volume, were 25,868 for the quarter, a decrease of 5%, when compared to the prior corresponding quarter. For the full year, approvals for detached houses were 115,838, a decrease of 3% compared to the prior corresponding period. The other key driver of our sales volume is the alterations and additions market, which increased 12% for the three months ended 31 March 2017 when compared to the prior corresponding period. For the full year ended 31 March 2017, the alterations and additions market increased 4% compared to the prior corresponding period.

New Zealand

Net sales for the quarter and full year increased from the prior corresponding periods primarily due to a higher average net sales price due to our price increase and higher sales volumes from addressable markets. EBIT for the quarter and full year increased compared to the prior corresponding periods driven by improved net sales.

Philippines

Volume for the quarter and full year increased 2% and decreased 9%, respectively, compared to the prior corresponding periods. While recent periods have shown an increase in volume the change in the overall competitive landscape is expected to remain for some time. EBIT for the quarter was lower compared to the prior corresponding period due to lower average net sales price due to customer promotional programs, higher freight and SG&A expenses, partially offset by favorable plant performance. EBIT for the full year was lower compared to the prior corresponding period due to lower sales volume driven by the entrance of competitor imports, combined with higher SG&A expenses related to marketing and employment costs, partially offset by favorable plant performance.

Europe

For both the quarter and full year, volume and EBIT increased when compared to the prior corresponding period.

Other Businesses Segment

	Three Months and Full Year Ended 31 March
US$ Millions	Q4 FY17	Q4 FY16	Change %	FY17	FY16	Change %
Net sales	3.8	3.1	23%	16.4	13.8	19%
Gross profit			NM			47%
Gross profit margin (%)			(48.1)pts			11.9 pts
EBIT	(2.0)	(2.4)	17%	(6.7)	(8.6)	22%

We continue to invest in business development opportunities aligned with our long term strategy and continue to incur losses in our Other Businesses segment. EBIT loss for the quarter and full year improved 17% and 22%, to a loss of US$2.0 million and US$6.7 million, respectively, when compared to the prior corresponding period. For the full year, the increase in EBIT was driven by increased sales volume, favorable product mix, favorable plant performance and lower SG&A expenses.

Research and Development Segment

We record R&D expenses depending on whether they are core R&D projects that are designed to benefit all business units, which are recorded in our R&D segment; or commercialization projects for the benefit of a particular business unit, which are recorded in the individual business unit’s segment results. The table below details the expenses of our R&D segment:

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY17	Q4 FY16	Change %	FY17	FY16	Change %
Segment R&D expenses	$(6.1)	$(5.8)	(5)	$(22.6)	$(21.7)	(4)
Segment R&D SG&A expenses	(1.1)	(0.6)	(83)	(2.9)	(2.2)	(32)
Total R&D EBIT	$(7.2)	$(6.4)	(13)	$(25.5)	$(23.9)	(7)

The change in segment R&D expenses for the quarter and full year compared to the prior corresponding periods is a result of the number of core R&D projects being undertaken by the R&D team. The expense will fluctuate period to period depending on the nature and number of core R&D projects being worked on and the AUD/USD exchange rates during the period.

Other R&D expenses associated with commercialization projects in business units are recorded in the results of the respective business unit segment. Other R&D expenses associated with commercialization projects were US$2.0 million for the quarter and US$7.7 million for the full year, compared to US$2.3 million and US$7.8 million for the prior corresponding periods.

General Corporate

Results for General Corporate for the quarter and full year ended 31 March were as follows:

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY17	Q4 FY16	Change %	FY17	FY16	Change %
General Corporate SG&A expenses	$(13.4)	$(12.4)	(8)	$(52.5)	$(47.4)	(11)
Asbestos:
Asbestos Adjustments	1.4	(27.0)		40.4	5.5
AICF SG&A Expenses[1]	(0.3)	(0.4)	25	(1.5)	(1.7)	12
General Corporate EBIT	$(12.3)	$(39.8)	69	$(13.6)	$(43.6)	69

1 Relates to non-claims related operating costs incurred by AICF, w hich w e consolidate into our financial results due to our pecuniary and contractual interests in AICF. Readers are referred to Notes 2 and 11 of our 31 March 2017 Consolidated Financial Statements for further information on the Asbestos Adjustments.

For the quarter, General Corporate SG&A expenses increased US$1.0 million, primarily due to higher discretionary spending and higher employee costs, partially offset by lower stock compensation expense. For the full year, General Corporate SG&A expenses increased US$5.1 million, primarily due to higher employee costs and higher discretionary spending, partially offset by favorable movements in recognized foreign exchange gains.

Asbestos adjustments for both periods reflect a change in the actuarial estimate of the asbestos liability, insurance receivables, AICF claims handling costs and the foreign exchange translation impact of the Australian denominated asbestos related assets and liabilities being recorded on our consolidated balance sheet in US dollars at the reporting date for each respective period.

The AUD/USD spot exchange rates are shown in the table below:

FY17		FY16
31 March 2016	0.7657	31 March 2015	0.7636
31 March 2017	0.7644	31 March 2016	0.7657
Change ($)	(0.0013)	Change ($)	0.0021
Change (%)	-	Change (%)	-

For fiscal years 2017 and 2016, the asbestos adjustments recorded by the Company were made up of the following components:

	Full Year ended 31 March
US$ Millions	FY17	FY16
Change in actuarial estimate	$38.6	$8.1
Effect of foreign exchange rate movements	1.8	(2.6)
Asbestos adjustments	$40.4	$5.5

Per the KPMGA actuarial report, the undiscounted and uninflated central estimate net of insurance recoveries decreased to A$1.386 billion at 31 March 2017 from A$1.434 billion at 31 March 2016. The change in the undiscounted and uninflated central estimate of A$48.0 million or 3% is primarily due to lower average claims sizes and lower average defense legal cost assumptions for most disease types and a reduction in the assumed number of large mesothelioma claims. This was partially offset by lower future insurance recoveries as a result of a commutation agreement entered into by AICF during fiscal year 2017, in which cash of A$105.0 million was received in exchange for the discharge of certain insurance receivables.

During fiscal year 2017, mesothelioma claims reporting activity was below actuarial expectations for the second consecutive year. One of the more significant assumptions is the estimated peak period of mesothelioma disease claims, which is currently assumed to have occurred in the period 2014/2015 to 2016/2017. As the actual experience in fiscal year 2017 was favorable to expectations, no change to the assumed number of future mesothelioma claims is warranted at this time. However, potential variation in the estimated peak period of claims has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated period of peak claims reporting for mesothelioma, if the peak claims reporting period was shifted two years from the currently assumed 2016/2017 (i.e. assuming that claim reporting begins to reduce after 2018/2019), together with increased claims reporting from 2026/2027 onwards, relative to current actuarial projections, the central estimate could increase by approximately 34% on a discounted basis.

At 31 March 2017, KPMGA has formed the view that, although there has been favorable claims reporting in fiscal year 2017, no change to the assumed number of future mesothelioma claims is warranted at this time. However, changes to the valuation assumptions may be necessary in future periods should mesothelioma claims reporting escalate or decline.

Asbestos gross cashflow expenditure of A$125.0 million for fiscal year 2017 were lower than the actuarial expectation of A$168.0 million, primarily as a result of favorable average claim settlement sizes, together with the favorable large claims experience in the year.

Readers are referred to Notes 2 and 11 of our 31 March 2017 consolidated financial statements for further information on asbestos adjustments.

EBIT

The table below summarizes EBIT results as discussed above:

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY17	Q4 FY16	Change %	FY17	FY16	Change %
North America Fiber Cement	$76.1	$85.4	(11)	$343.9	$352.2	(2)
International Fiber Cement[1]	23.6	19.5	21	95.1	78.4	21
Other Businesses	(2.0)	(2.4)	17	(6.7)	(8.6)	22
Research and Development	(7.2)	(6.4)	(13)	(25.5)	(23.9)	(7)
General Corporate[2]	(13.4)	(12.4)	(8)	(52.5)	(47.4)	(11)
Adjusted EBIT	77.1	83.7	(8)	354.3	350.7	1

Asbestos:
Asbestos adjustments	1.4	(27.0)		40.4	5.5
AICF SG&A expenses	(0.3)	(0.4)	25	(1.5)	(1.7)	12
New Zealand weathertightness claims	-	-		-	(0.5)
EBIT	$78.2	$56.3	39	$393.2	$354.0	11
[1] Excludes New Zealand weathertightness claims [2] Excludes Asbestos-related expenses and adjustments

Net Interest Expense

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY17	Q4 FY16	Change %	FY17	FY16	Change %
Gross interest expense	$(7.5)	$(6.5)	(15)	$(28.9)	$(27.0)	(7)
Capitalized Interest	0.4	0.7	(43)	2.0	3.2	(38)
Interest income	0.2	0.1		0.5	0.4	25
Realized loss on interest rate swaps	-	(0.5)		-	(1.9)
Net AICF interest expense	(0.3)	(0.2)	(50)	(1.1)	(0.3)
Net interest expense	$(7.2)	$(6.4)	(13)	$(27.5)	$(25.6)	(7)

Gross interest expense for the quarter increased US$1.0 million when compared to the prior corresponding period, primarily due to the higher outstanding balance of our senior unsecured notes. Gross interest expense for the full year increased US$1.9 million when compared to the prior corresponding period, primarily due to the higher outstanding balance of our senior unsecured notes, partially offset by a reduction in the total cost of funding charged under our unsecured revolving credit facility in the current period when compared to the percentage charged under the bilateral credit facilities in the prior corresponding periods. For the full year, net AICF interest expense increased by US$0.8 million when compared to the prior corresponding period, due to an increase in the average balance of AICF’s borrowing under its loan facility with the New South Wales Government.

Other Income

During the quarter, other income increased from a US$1.9 million loss in the prior corresponding period to a US$0.1 million gain. The US$2.0 million favorable change in other income compared to prior period is driven by a favorable movement on our interest rate swaps of US$1.6 million and a favorable movement in our net foreign exchange forward contracts of US$0.4 million.

For the full year, other income decreased from US$2.1 million in the prior corresponding period to US$1.3 million. The US$0.8 million unfavorable change in other income compared to prior corresponding period is primarily due to the non-recurring US$1.7 million gain on the sale of the Australian Pipes business in the first quarter of fiscal 2016 and the unfavorable movement of US$1.0 million in our net foreign exchange forward contracts, partially offset by a favorable movement of US$1.9 million in our interest rate swaps.

Income Tax

	Three Months and Full Year Ended 31 March
	Q4 FY17	Q4 FY16	FY17	FY16
Income tax expense (US$ Millions)	(26.6)	(19.2)	(90.5)	(86.1)
Effective tax rate (%)	37.4	40.0	24.7	26.1

Adjusted income tax expense[1] (US$ Millions)	(15.7)	(17.7)	(80.6)	(84.6)
Adjusted effective tax rate[1] (%)	22.3	23.4	24.5	25.8
[1] Adjusted income tax expense represents income tax on net operating profit excluding asbestos adjustments, New Zealand w eathertightness and other tax adjustments

Total income tax expense for the quarter and full year increased by US$7.4 million and US$4.4 million, respectively, when compared to the prior corresponding periods. The increase was primarily due to a favorable movement in asbestos adjustments, partially offset by a decrease in the effective tax rate. The decrease in the effective tax rate was driven by a lower proportion of taxable earnings in jurisdictions with higher tax rates, in particular the USA.

Total Adjusted income tax expense for the quarter and full year decreased by US$2.0 million and US$4.0 million, respectively, when compared to the prior corresponding periods. The decrease in the quarter was primarily due to a decrease in Adjusted operating profit before income taxes, and the decrease in the full year was primarily due to the decrease in the adjusted effective tax rate due to a lower proportion of taxable earnings in jurisdictions with higher tax rates, in particular the USA.

Readers are referred to Note 14 of our 31 March 2017 consolidated financial statements for further information related to income tax.

Net Operating Profit

US$ Millions		Three Months and Full Year Ended 31 March
	Q4 FY17	Q4 FY16	Change %	FY17	FY16	Change %
EBIT	$ 78.2	$ 56.3	39	$ 393.2	$ 354.0	11

Net interest expense	(7.2)	(6.4)	(13)	(27.5)	(25.6)	(7)
Other income (expense)	0.1	(1.9)		1.3	2.1	(38)
Income tax expense	(26.6)	(19.2)	(39)	(90.5)	(86.1)	(5)
Net operating profit	44.5	28.8	55	276.5	244.4	13

Excluding:
Asbestos:
Asbestos adjustments	(1.4)	27.0		(40.4)	(5.5)
AICF SG&A expenses	0.3	0.4	(25)	1.5	1.7	(12)
AICF interest expense, net	0.3	0.2	50	1.1	0.3
Asbestos and other tax adjustments	10.9	1.5		9.9	1.5
New Zealand weathertightness claims	-	-		-	0.5
Adjusted net operating profit	54.6	57.9	(6)	248.6	242.9	2

Adjusted diluted earnings per share (US cents)	12	13		56	54

Adjusted net operating profit of US$54.6 million for the quarter decreased US$3.3 million, or 6%, compared to the prior corresponding period, primarily due to the underlying performance of the operating business units, as reflected in the US$6.6 million decrease in Adjusted EBIT, partially offset by a decrease in Adjusted income tax expense of US$2.0 million.

Adjusted net operating profit of US$248.6 million for the full year increased US$5.7 million, or 2%, compared to the prior corresponding period, primarily due to a decrease in Adjusted income tax expense of US$4.0 million and an increase in the underlying performance of the operating business units as reflected in the US$3.6 million increase in Adjusted EBIT, partially offset by an increase in Net interest expense of US$1.9 million.

Cash Flow

Operating Activities

Cash provided by operating activities increased US$31.7 million to US$292.1 million for the full year ended 31 March 2017. The increase in cash provided by operating activities was primarily driven by a favorable change in working capital of US$42.1 million and a US$23.3 million increase in net income adjusted for non-cash items, partially offset by a higher payment to AICF of US$28.3 million. The favorable change in working capital was primarily due to normal variations in accounts payable and accounts receivable as the result of the timing of collections and payments between periods, partially offset by an unfavorable change in inventories. Inventories on hand in the International Fiber Cement Segment have increased to meet anticipated demand.

Investing Activities

Cash used in investing activities increased US$42.4 million to US$109.0 million for the full year ended 31 March 2017. The change in net cash used in investing activities was primarily driven by the increase in the purchase of property, plant and equipment of US$28.7 million compared to the prior corresponding period, and the US$10.4 million in proceeds from the sale of the Blandon facility and the Australian Pipes business in the prior year, compared to nil in the current year.

Financing Activities

Cash used in financing activities increased US$58.3 million to US$212.7 million for the full year ended 31 March 2017. The increase in cash used in financing activities was primarily driven by a US$77.5 million increase in the repurchase of shares of common stock under the share buyback program, and a US$52.7 million decrease in net proceeds from borrowings and notes. This was partially offset by a US$69.7 million decrease in dividends paid compared to the prior corresponding period.

Capacity Expansion

We continually evaluate the capacity required to service the US housing market, and as a result, to ensure we meet demand and achieve our market penetration objectives, we have accelerated the start-up and commissioning of several lines across our US network. During the current fiscal year we:

●	Continued to start-up both sheet machines at our Fontana facility;
●	Commissioned the 3rd sheet machine at our Plant City facility and began work to recommission a 4th sheet machine at that facility, on track for early fiscal year 2018;
●	Commissioned the 3rd sheet machine at our Cleburne facility which continues to start up as planned;
●	Continued work to restart our Summerville facility which is on track to be commissioned in early fiscal year 2018; and
●	Began the planning and design of a greenfield expansion project on land adjacent to our existing Tacoma facility, which is expected to be commissioned in the second half of fiscal year 2019.

In our International Fiber Cement segment, we are adding additional capacity in the Philippines with an estimated total cost of PHP550 million (equivalent to US$11.0 million utilizing the exchange rate on 31 March 2017) expected to be completed in the first half of fiscal year 2018.

Liquidity and Capital Allocation

Our cash position decreased from US$107.1 million at 31 March 2016 to US$78.9 million at 31 March 2017.

At 31 March 2017, the Company held two forms of debt; an unsecured revolving credit facility and senior unsecured notes. The effective weighted average interest rate on the Company’s total debt was 4.8% and 4.5% at 31 March 2017 and 2016, respectively. The weighted average term of all debt, including undrawn facilities, was 4.7 years and 5.6 years at 31 March 2017 and 2016, respectively.

At 31 March 2017, the Company had US$500.0 million available in an unsecured revolving credit facility. At 31 March 2017, a total of US$175.0 million was drawn from the unsecured revolving facility, compared to US$190.0 million at 31 March 2016. The unsecured revolving facility expires in December 2020 and the size of the facility may be increased by up to US$250.0 million.

Based on our existing cash balances, together with anticipated operating cash flows arising during the year and unutilized committed credit facilities, we anticipate that we will have sufficient funds to meet our planned working capital and other expected cash requirements for the next twelve months.

We have historically met our working capital needs and capital expenditure requirements from a combination of cash flow from operations and credit facilities. Seasonal fluctuations in working capital generally have not had a significant impact on our short or long term liquidity.

Capital Management and Dividends

The following table summarizes the dividends declared or paid in respect of fiscal years 2015, 2016 and 2017:

US$ Millions	US Cents/ Security	US$ Total Amount	Announcement Date	Record Date	Payment Date
FY 2017 second half dividend	0.28	123.4	18 May 2017	8 June 2017	4 August 2017
FY 2017 first half dividend	0.10	46.6	17 November 2016	21 December 2016	24 February 2017
FY 2016 second half dividend	0.29	130.2	19 May 2016	9 June 2016	5 August 2016
FY 2016 first half dividend	0.09	39.7	19 November 2015	23 December 2015	26 February 2016
FY 2015 special dividend	0.22	92.8	21 May 2015	11 June 2015	7 August 2015
FY 2015 second half dividend	0.27	114.0	21 May 2015	11 June 2015	7 August 2015
FY 2015 first half dividend	0.08	34.2	19 November 2014	23 December 2014	27 February 2015
FY 2014 special dividend	0.20	89.0	22 May 2014	12 June 2014	8 August 2014
FY 2014 second half dividend	0.32	142.3	22 May 2014	12 June 2014	8 August 2014
125 year anniversary special dividend	0.28	124.6	28 February 2014	21 March 2014	30 May 2014

Share Buyback

On 19 May 2016, the Company announced a new share buyback program (the “fiscal 2017 program”) to acquire up to US$100.0 million of its issued capital in the twelve months through May 2017. Under this program, the Company repurchased and cancelled 6,090,133 shares of its common stock during the second quarter of fiscal year 2017. The aggregate cost of the shares repurchased and cancelled was A$131.4 million (US$99.8 million), at an average market price of A$21.58 (US$16.40).

We will continue to review our capital structure and capital allocation objectives and expect the following prioritization to remain:

●	invest in R&D and capacity expansion to support organic growth;
●	provide ordinary dividend payments within the payout ratio of 50-70% of net operating profit, excluding asbestos;
●	maintain flexibility for accretive and strategic inorganic growth and/or flexibility to manage through market cycles; and
●	consider other shareholder returns when appropriate.

Other Asbestos Information

Claims Data

		Three Months and Full Year Ended 31 March
	Q4 FY17	Q4 FY16	Change %	FY17	FY16	Change %
Claims received	129	122	(6)	557	577	3
Actuarial estimate for the period	156	164	5	625	658	5
Difference in claims received to actuarial estimate	27	42	(36)	68	81	(16)

Average claim settlement[1] (A$)	258,000	287,000	10	224,000	248,000	10

Actuarial estimate for the period[2]	327,000	302,000	(8)	327,000	302,000	(8)
Difference in claims paid to actuarial estimate	69,000	15,000		103,000	54,000	91

1 Average claim settlement is derived as the total amount paid divided by the number of non-nil claim settlements

2 This actuarial estimate is a function of the assumed experience by disease type and and the relative mix of settlements assumed by disease type. Any variances in the assumed mix of settlements by disease type w ill have an impact on the average claim settlement experience

For the quarter and full year ended 31 March 2017, we noted the following related to asbestos-related claims:

●	Claims received during the current quarter and full year were 17% and 11% below actuarial estimates, respectively;
●	Claims received during the current quarter and full year were 6% higher and 3% lower than prior corresponding periods, respectively;
●	Mesothelioma claims reported for the full year were 7% below actuarial expectations and were 6% below the prior corresponding period;
●	The average claim settlement for both the quarter and full year was lower by 21% and 31%, respectively, versus actuarial estimates;
●	Average claim settlement sizes were lower for most disease types, including for mesothelioma and asbestosis, compared to actuarial expectations for fiscal year 2017; and
●

The decrease in average claim settlement for the full year versus actuarial estimates was largely attributable to lower average claim sizes for non-large mesothelioma claims together with a lower number of large mesothelioma claims being settled compared to the prior corresponding period.

AICF Funding

On 1 July 2016, we made a payment of A$120.7 million (US$91.1 million) to AICF, representing 35% of our free cash flow for fiscal year 2016. Free cash flow, as defined in the AFFA, was equivalent to our fiscal year 2016 operating cash flows of US$260.4 million.

We anticipate that we will make a contribution of approximately US$102.2 million to AICF on 3 July 2017. This amount represents 35% of our free cash flow for fiscal year 2017, as defined by the AFFA.

From the time AICF was established in February 2007 through 18 May 2017, we have contributed approximately A$919.9 million to the fund.

Readers are referred to Notes 2 and 11 of our 31 March 2017 consolidated financial statements for further information on asbestos.

Non-financial Terms

AFFA – Amended and Restated Final Funding Agreement

AICF – Asbestos Injuries Compensation Fund Ltd

Legacy New Zealand weathertightness claims (“New Zealand weathertightness claims”) – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification review and compliance certification and deficient work by sub-contractors.

Financial Measures – US GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because we prepare our consolidated financial statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in our consolidated financial statements:

Management’s Analysis of Results and Media Release	Consolidated Statements of Operations and Other Comprehensive Income (Loss) (US GAAP)

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
EBIT*	Operating income (loss)

Net interest income (expense)*	Sum of interest expense and interest income
Other income (expense)	Other income (expense)
Operating profit (loss) before income taxes*	Income (loss) before income taxes

Income tax (expense) benefit	Income tax (expense) benefit

Net operating profit (loss)*	Net income (loss)

*- Represents non-US GAAP descriptions used by Australian companies.

EBIT – Earnings before interest and tax.

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

This Management’s Analysis of Results includes certain financial information to supplement the Company’s consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measure for the same purposes. These financial measures include:

•	Adjusted EBIT;

•	Adjusted EBIT margin;

•	Adjusted net operating profit;

•	Adjusted diluted earnings per share;

•	Adjusted operating profit before income taxes;

•	Adjusted income tax expense;

•	Adjusted effective tax rate;

•	Adjusted EBITDA;

•	Adjusted selling, general and administrative expenses (“Adjusted SG&A”); and

•	Adjusted return on capital employed (“Adjusted ROCE”)

These financial measures are or may be non-US GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with US GAAP. These financial measures are not meant to be considered in isolation or as a substitute for comparable US GAAP financial measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with US GAAP. In evaluating these financial measures, investors should note that other companies reporting or describing similarly titled financial measures may calculate them differently and investors should exercise caution in comparing the Company’s financial measures to similar titled measures by other companies.

Financial Measures – US GAAP equivalents

Adjusted EBIT

US$ Millions	Three Months and Full Year Ended 31 March

	Q4 FY17	Q4 FY16	FY17	FY16
EBIT	$ 78.2	$ 56.3	$ 393.2	$ 354.0
Asbestos:
Asbestos adjustments	(1.4)	27.0	(40.4)	(5.5)
AICF SG&A expenses	0.3	0.4	1.5	1.7
New Zealand weathertightness claims	-	-	-	0.5
Adjusted EBIT	$ 77.1	$ 83.7	$ 354.3	$ 350.7
Net sales	494.3	435.8	1,921.6	1,728.2
Adjusted EBIT margin	15.6%	19.2%	18.4%	20.3%

Adjusted Net Operating Profit

US$ Millions	Three Months and Full Year Ended 31 March

	Q4 FY17	Q4 FY16	FY17	FY16
Net operating profit	$ 44.5	$ 28.8	$ 276.5	$ 244.4
Asbestos:
Asbestos adjustments	(1.4)	27.0	(40.4)	(5.5)
AICF SG&A expenses	0.3	0.4	1.5	1.7
AICF interest expense, net	0.3	0.2	1.1	0.3
New Zealand weathertightness claims	-	-	-	0.5
Asbestos and other tax adjustments	10.9	1.5	9.9	1.5
Adjusted net operating profit	$ 54.6	$ 57.9	$ 248.6	$ 242.9

Adjusted diluted earnings per share

	Three Months and Full Year Ended 31 March

	Q4 FY17	Q4 FY16	FY17	FY16
Adjusted net operating profit (US$ millions)	$ 54.6	$ 57.9	$ 248.6	$ 242.9
Weighted average common shares outstanding - Diluted (millions)	441.4	447.1	443.9	447.2

Adjusted diluted earnings per share (US cents)	12	13	56	54

Adjusted effective tax rate

US$ Millions	Three Months and Full Year Ended 31 March
		Q4 FY17		Q4 FY16		FY17		FY16
Operating profit before income taxes	$	71.1	$	48.0	$	367.0	$	330.5
Asbestos:
Asbestos adjustments		(1.4)		27.0		(40.4)		(5.5)
AICF SG&A expenses		0.3		0.4		1.5		1.7
AICF interest expense, net		0.3		0.2		1.1		0.3
New Zealand weathertightness claims		-		-		-		0.5
Adjusted operating profit before income taxes	$	70.3	$	75.6	$	329.2	$	327.5

Income tax expense	$	(26.6)	$	(19.2)	$	(90.5)	$	(86.1)
Asbestos and other tax adjustments		10.9		1.5		9.9		1.5
Adjusted income tax expense	$	(15.7)	$	(17.7)	$	(80.6)	$	(84.6)
Effective tax rate		37.4%		40.0%		24.7%		26.1%
Adjusted effective tax rate		22.3%		23.4%		24.5%		25.8%

Adjusted EBITDA

US$ Millions	Three Months and Full Year Ended 31 March
		Q4 FY17		Q4 FY16		FY17		FY16
EBIT	$	78.2	$	56.3	$	393.2	$	354.0
Depreciation and amortization		20.7		24.7		83.2		79.8
Adjusted EBITDA	$	98.9	$	81.0	$	476.4	$	433.8

Adjusted selling, general and administrative expenses (“Adjusted SG&A”)

US$ Millions	Three Months and Full Year Ended 31 March
		Q4 FY17		Q4 FY16		FY17		FY16
SG&A expenses	$	75.9	$	68.7	$	291.6	$	254.2
Excluding:
New Zealand weathertightness claims		-		-		-		(0.5)
AICF SG&A expenses		(0.3)		(0.4)		(1.5)		(1.7)
Adjusted SG&A expenses	$	75.6	$	68.3	$	290.1	$	252.0
Net sales	$	494.3	$	435.8	$	1,921.6	$	1,728.2
SG&A expenses as a percentage of net sales		15.4%		15.8%		15.2%		14.7%
Adjusted SG&A expenses as a percentage of net sales		15.3%		15.7%		15.1%		14.6%

Adjusted Return on Capital Employed (“Adjusted ROCE”)

US$ Millions	Full Year Ended 31 March[1]
	FY17	FY16
Numerator
Adjusted EBIT	$354.3	$ 350.7
Denominator
Gross capital employed (GCE)	1,107.6	1,102.7
Adjustments to GCE	50.3	40.5

Adjusted gross capital employed	$1,157.9	$ 1,143.2
Adjusted Return on Capital Employed	30.6%	30.7%
[1] Adjusted ROCE is used to assess annual financial results and therefore is not presented for the three months ending 31 March 2017

As set forth in Note 11 of the consolidated financial statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims experience and currency fluctuations. The company’s management measures its financial position, operating performance and year-over-year changes in operating results with and without the effect of the net AFFA liability. Accordingly, management believes that the following non-GAAP information is useful to it and investors in evaluating the company’s financial position and ongoing operating financial performance. The following non-GAAP table should be read in conjunction with the consolidated financial statements and related notes contained therein.

James Hardie Industries plc

Supplementary Financial Information

31 March 2017

(Unaudited)

US$ Millions	Total Fiber Cement – Excluding Asbestos Compensation	Asbestos Compensation	As Reported (US GAAP)
Restricted cash and cash equivalents – Asbestos	$-	$108.9	$108.9
Insurance receivable – Asbestos¹	-	63.8	63.8
Workers compensation asset – Asbestos¹	-	43.3	43.3
Deferred income taxes – Asbestos	-	356.6	356.6

Short-term debt - Asbestos	$-	$52.4	$52.4
Asbestos liability¹	-	1,159.7	1,159.7
Workers compensation liability – Asbestos¹	-	43.3	43.3
Income taxes payable	18.7	(16.8)	1.9

Asbestos adjustments	$-	$40.4	$40.4
Selling, general and administrative expenses	(290.1)	(1.5)	(291.6)
Net interest expense	(26.4)	(1.1)	(27.5)
Income tax expense	(79.9)	(10.6)	(90.5)
¹ The amounts shown on these lines are a summation of both the current and non-current portion of the respective asset or liability as presented on our consolidated balance sheets

This Management’s Analysis of Results contains forward-looking statements. James Hardie Industries plc (the “company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

◾	statements about the company’s future performance;
◾	projections of the company’s results of operations or financial condition;
◾	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
◾	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
◾	expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;
◾	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
◾	expectations concerning dividend payments and share buy-backs;
◾	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
◾	statements regarding tax liabilities and related audits, reviews and proceedings;
◾	statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;
◾	expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
◾	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
◾

statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

◾

statements about economic conditions, such as changes in the US economic or housing market conditions or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 18 May 2017, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.